

August 31, 2010

Sujal Patel
Chief Executive Officer
Isilon Systems, Inc.
3101 Western Ave
Seattle, WA 98121

> **Re: Isilon Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 5, 2010**
> **File No. 001-33196**

Dear Mr. Patel:

We have reviewed your filing and response letter and have the following comments.

Item 11. Executive Compensation (incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Compensation Discussion and Analysis

2009 Executive Compensation Overview and Expectations for 2010

Performance-Based Incentive Compensation, page 32

1.   We note your response to prior comment 6 regarding the competitive harm that you believe would result from disclosure of your specific annual revenue and annual non-GAAP operating income goals for fiscal 2009; however, we are unable to concur with your position that your disclosure of the goals reasonably threatens competitive harm. In this regard, it is unclear from your response how competitors could pull together sufficiently-specific information about your future operations and strategy from the disclosure of your goals to cause you competitive harm. If you are unable to provide satisfactory support for the conclusion that disclosure of goals for a completed financial period reasonably threatens competitive financial harm, please disclose your goals for fiscal 2009.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3456.

Sincerely,

Matthew Crispino
Staff Attorney